                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                            PEPSI-GEMEX, S.A. DE C.V.
                       (Name of Subject Company (Issuer))

                         THE PEPSI BOTTLING GROUP, INC.

                               BOTTLING GROUP, LLC

                  PBG GRUPO EMBOTELLADOR HISPANO-MEXICANO, S.L.
                       (Name of Filing Persons (Offerors))

                            Global Depositary Shares
    (Each representing six Ordinary Participation Certificates of the subject company)

                       Ordinary Participation Certificates

 (Each representing one Series B Common Share, one Series D Preferred Share and one Series L Limited Voting Share of the subject company)

                Series B Common Shares, without stated par value
              Series D Preferred Shares, without stated par value*
           Series L Limited Voting Shares, without stated par value*
                         (Title of Class of Securities)

                      713435105 (Global Depositary Shares)
                      (CUSIP Number of Class of Securities)

                             Pamela C. McGuire, Esq.
              Senior Vice President, General Counsel and Secretary
                         The Pepsi Bottling Group, Inc.
                                  One Pepsi Way
                             Somers, New York 10589
                                 (914) 767-6000

                                 With a copy to:

                            Carlos E. Martinez, Esq.
                             Allan R. Williams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York, 10036
                                 (212) 969-3000
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

    Transaction Valuation**                           AMOUNT OF FILING FEE
          $885,071,094                                       $81,427

     *The Series D Preferred Shares and the Series L Limited Voting Shares are separately registered under Section 12(b) of the Securities Exchange Act of 1934.

     **Represents the U.S. dollar equivalent of the aggregate cash consideration to be paid by the filing person for all outstanding Series B Common Shares, Series D Preferred Shares and Series L Limited Voting Shares of the subject company, including those represented by CPOs and GDSs, calculated using the noon buying exchange rate published by the Federal Reserve Bank of New York on October 3, 2002 of Ps.10.131 to US$1.00.


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
[X] Check the box if any part of the fee is offset as                 Check the appropriate boxes below to designate any
    provided by Rule 0-11(A)(2) and identify the filing               transactions to which the statement relates:
    with which the offsetting fee was previously paid.           [X]  Third-party tender offer subject to Rule 14D-1.
    Identify the previous filing by registration statement       [ ]  Issuer tender offer subject to Rule 13E-4.
    number, or the form or schedule and the date of its          [X]  Going-private transaction subject to Rule 13E-3.
    filing.                                                      [ ]  Amendment to Schedule 13D under Rule 13D-2.
         Amount previously paid: 81,427                          [X]  Check the box if the filing is a final amendment reporting
         Filing party:  The Pepsi Bottling Group, Inc.                the results of a tender offer.
                        Bottling Group, LLC
                        PBG Grupo Embotellador
                        Hispano-Mexicano, S.L.
         Form or registration No.: 5-46036
         Date filed:  October 7, 2002

[ ] Check the box if the filing relates solely to the preliminary communications made before the commencement of a tender offer.

                                 Amendment No. 3

This amendment No. 3 amends and supplements the statement on Schedule TO filed by The Pepsi Bottling Group, Inc. ("PBG"), a Delaware corporation, Bottling Group, LLC ("BG LLC"), a Delaware limited liability company and the principal operating subsidiary of PBG, and PBG Grupo Embotellador Hispano-Mexicano, S.L. ("Embotellador HM"), a Spanish limited liability company and an indirect subsidiary of BG LLC, on October 7, 2002, in connection with a tender offer in the United States (the "U.S. Offer") by PBG, through Embotellador HM, to purchase for cash all of the outstanding Global Depositary Shares (the "GDSs") of Pepsi-Gemex, S.A. de C.V. ("Gemex"), a variable stock corporation organized under the laws of Mexico, and all outstanding Series B Common Shares (the "Shares") and Ordinary Participation Certificates (the "CPOs," and collectively with the Shares and the GDSs, the "Securities") of Gemex held by persons who are not Mexican residents. Each CPO represents one Share, one Series D Preferred Share and one Series L Limited Voting Share. Each GDS represents six CPOs. Simultaneously with the U.S. Offer, Embotellador HM offered in Mexico (the "Mexican Offer") to purchase all outstanding Shares and CPOs of Gemex, including those held by U.S. residents, on substantially the same terms as the U.S. Offer.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANIES

         Item 8 of Schedule TO is hereby amended to include the following information:

         Approximately 383,450,109 series B shares, 285,636,389 CPOs and 15,219,962 GDSs, were accepted for payment in the tender offers, including approximately 71,699 GDSs tendered in the U.S. offer pursuant to guaranteed delivery procedures. Assuming all GDSs subject to guaranteed delivery are received, the series B shares, CPOs and GDSs of Pepsi-Gemex accepted for payment, represent approximately 99.8% of all outstanding capital stock of Pepsi-Gemex.

         The securities accepted for purchase represent approximately 99.9% of the Shares outstanding (other than Shares represented by CPOs), approximately 99.9% of the CPOs outstanding (other than CPOs represented by GDSs), and approximately 99.0% of the GDSs outstanding, as of November 4, 2002.

ITEM 12. EXHIBITS

         Item 12 of Schedule TO is hereby amended to add the following exhibit:

         (a)(19) Press Release, dated November 6, 2002, announcing the completion of the Offers

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                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                   PBG Grupo Embotellador Hispano-Mexicano, S.L.

November 6, 2002                   By:   /s/ Inigo Madariaga
                                         ---------------------------------
                                         Name:  Inigo Madariaga
                                         Title: Managing Director

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                   The Pepsi Bottling Group, Inc.
November 6, 2002                   By:   /s/ Alfred H. Drewes
                                         ---------------------------------
                                         Name:  Alfred H. Drewes
                                         Title: Senior Vice President & Chief
                                                Financial Officer

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                   Bottling Group, LLC
November 6, 2002                   By:   /s/ Alfred H. Drewes
                                         ---------------------------------
                                         Name:  Alfred H. Drewes
                                         Title: Principal Financial Officer


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